PRB Gas Transportation, Inc.

1401 17th Street, Suite 650

Denver, Colorado 80202

April  7, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549

RE:

PRB Gas Transportation, Inc.

Registration Statement on Form S-1/Amendment No. 3

File Number 333-120129

Ladies and Gentlemen:

On behalf of PRB Gas Transportation, Inc., the undersigned hereby requests that the above referenced Registration Statement be declared effective at 4:30 pm Washington D.C. time on Monday, April 11, 2005, or as soon thereafter as practicable. Thank you.

Very truly yours,

/s/ Pauline Schneider

Pauline Schneider

Vice President - Finance

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